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                                      FILING PURSUANT TO RULE 425 OF THE
                                      SECURITIES ACT OF 1933, AS AMENDED

                                      FILER: NORTHROP GRUMMAN CORPORATION

                                      SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                      FILING: REGISTRATION STATEMENT ON FORM S-4
                                              (REGISTRATION NO. 333-83672)

NEWS
NORTHROP GRUMMAN                                    Northrop Grumman Corporation
                                                    Public Information
                                                    1840 Century Park East
                                                    Los Angeles, California
                                                    90067-2199
                                                    Telephone  310-553-6262
                                                    Fax  310-556-4561


                                     Contact: Frank Moore (Media) (310) 201-3335
                                          Gaston Kent (Investors) (310) 201-3423

For Immediate Release

NORTHROP GRUMMAN SAYS TRW DISTORTS FACTS
----------------------------------------
ABOUT LENGTH OF 'STANDSTILL' PROVISION
--------------------------------------

         LOS ANGELES -- May 1, 2002 -- Northrop Grumman Corporation (NYSE: NOC) today said that it has sent the following letter to TRW Inc. (NYSE: TRW) concerning the "standstill" provision of the confidentiality agreement:


May 1, 2002

Mr. William Lawrence
Executive Vice President

Planning, Development and Government Affairs
TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124

Dear Mr. Lawrence:

         Your press release earlier today seriously distorts the facts. Last week, Northrop Grumman offered in writing to accept a short standstill period of 75 days and to participate in any reasonable process which TRW might establish for the consideration of competing offers. TRW declined to discuss the terms we suggested and, instead, responded Friday night with a slightly different version of the 3-year standstill agreement. In fact, TRW has yet to suggest, verbally or in writing, any standstill period less than three years. It is quite clear from your letter yesterday that TRW has no intention of softening its insistence on a lengthy standstill period, despite your statement that you "believe we can address the standstill period's length to some extent."

         If that is not, in fact, TRW's position I would urge you to clarify the matter without delay.

                                    - more -

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NORTHROP GRUMMAN SAYS TRW DISTORTS FACTS
----------------------------------------
ABOUT LENGTH OF 'STANDSTILL' PROVISION
--------------------------------------



Very truly yours,

W. Burks Terry

cc:  Peter Atkins, Skadden, Arps

         Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for Northrop Grumman stock. These documents contain important information. TRW shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC's website at www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7250.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with a Special Meeting of TRW Shareholders to be held on May 3, 2002. Northrop Grumman has filed proxy materials for this shareholder meeting which contain information regarding such potential participants. Northrop Grumman's proxy materials contain important information and should be read by TRW shareholders. These proxy materials and any amendments thereto may be obtained at no charge at the SEC's website at www.sec.gov as they become available.

                                      # # #


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